SVRN Appoints Patrick O’Kain as Chief Operating Officer

Former Borderless Capital General Partner, KPMG crypto practice co-lead, and U.S. Department of Justice special agent to lead SVRN’s operations

NEW YORK, Nov. 4, 2026 /PRNewswire/ -- SVRN, Inc. (NASDAQ: SVRN) today announced the appointment of Patrick O’Kain as Chief Operating Officer, effective November 3, 2026. O’Kain joins SVRN bringing more than 20 years of experience across venture capital, institutional advisory, federal law enforcement, and national security. David Schwed, who has served as Chief Operating Officer since October 2025, will transition to the role of Senior Advisor effective January 1, 2027.

O’Kain joins SVRN from Borderless Capital, a digital asset investment firm, where he served as General Partner and led the development and management of its venture fund business, overseeing fundraising, investments, and operations. Previously, he helped establish and scale KPMG’s crypto advisory practice, advising banks, fintechs, and other institutional clients on digital asset products, blockchain infrastructure, and regulatory strategy. At KPMG, he worked closely with SVRN Chief Executive Officer Sal Ternullo.

Earlier in his career, O’Kain served as a Special Agent with the U.S. Department of Justice, where he helped to build the agency’s cryptocurrency investigative strategies and led complex cryptocurrency and financial investigations. He began his career in the U.S. Intelligence Community, focused on counterterrorism and national security. He holds an MBA from Columbia Business School.

As Chief Operating Officer, O’Kain leads SVRN’s operations, product strategy, and corporate development, including the integration of acquired businesses. His appointment follows a year in which SVRN expanded from managing its digital asset treasury to operating essential NEAR infrastructure, participating in network governance, and making its first acquisition, FastNEAR.

“Trust between senior leaders often takes months to form. I’ve known Patrick for years, and scaling KPMG’s crypto advisory practice with him is why I’m certain he is the right hire to accelerate the business,” said Sal Ternullo, Chief Executive Officer of SVRN. “Together we helped some of the largest financial institutions in the country make their first moves into digital assets, and Patrick has worked in this space in enforcement, advisory, and as an investor, an extremely unique background suited now to scaling SVRN. The company is entering its second year with a strong foundation in place, and I’m glad to have Patrick on the team driving our next phase of growth.”

“As AI becomes more capable and increasingly acts on our behalf, I believe it's critical that people retain control over their assets, their information, and the decisions that affect their lives,” said O’Kain. “That's what makes SVRN's mission so compelling to me. I've worked with Sal for years, and I'm joining with a clear understanding of both the opportunities and the work ahead. I know what we can accomplish together, and I'm excited to help turn that potential into real businesses, trusted products, and meaningful value for the people who use them.”

Schwed joined SVRN in October 2025 and was foundational to guiding the company through its transition from OceanPal Inc. to SVRN, Inc. He will continue to work closely with the company’s leadership, advising on technology and security in his new role.

About SVRN

SVRN, Inc. (NASDAQ: SVRN) exists to keep individuals in control of their assets, data, and AI agents acting on their behalf. Its work centers on NEAR Protocol, the open infrastructure for the agentic economy. SVRN’s strategy comprises actively managing a digital asset treasury anchored by NEAR, driving commercial adoption of NEAR’s products, and backing, building, and acquiring ventures serving its mission. For more information, visit www.svrn.net.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by use of words such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions. These include statements regarding the responsibilities and expected contributions of the company’s Chief Operating Officer; the timing and nature of Mr. Schwed’s transition to a Senior Advisor role; the company’s plans to operate, expand, and acquire businesses; and the expected benefits of these leadership changes to the company.

These forward-looking statements involve known and unknown risks, uncertainties, and other factors, many beyond the company’s control, that may cause actual results to differ materially. Important factors include: the company’s ability to retain and integrate key personnel; the company’s ability to execute its strategy and realize the expected benefits of its investments and acquisitions; the market price and volatility of NEAR and the concentration of the company’s assets in a single digital asset; the outcome of the company’s pre-filing consultation with the SEC’s Office of the Chief Accountant and its ability to file its delayed Annual Report on Form 20-F for fiscal 2025; the outcome of the company’s requested hearing before the Nasdaq Hearings Panel and its ability to maintain its Nasdaq listing; changes in law or regulatory treatment of digital assets; and other risks described in filings with the U.S. Securities and Exchange Commission, including risk factors in the most recent Annual Report on Form 20-F and Reports on Form 6-K, available at www.sec.gov.

The company undertakes no obligation to update or revise any forward-looking statements except as required by applicable law.

Correction: The first sentence has been updated to reflect the correct effective date.

SOURCE SVRN, Inc.